UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   July 26, 2004

Lithia Motors, Inc.

(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

360 E. Jackson Street, Medford, Oregon	97501
(Address of Principal Executive Office)	(Zip Code)

Registrant's telephone number including area code: 541-776-6868

Not applicable
(Former name or former address, if changed since last report)

Item 9. Regulation FD Disclosure.

Lithia Motors issued a press release on July 26, 2004 to announce that it has filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the resale of $85 million of Convertible Senior Subordinated Notes and the Class A Common Stock issuable upon conversion of such notes. A copy of the press release is being furnished as Exhibit 99.1 to this Form 8-K and is attached hereto.

The information in this Current Report, including the Exhibit attached hereto, is being furnished pursuant to Item 9 of Form 8-K and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LITHIA MOTORS, INC.
(Registrant)

Date: July 26, 2004   By: _____

                                        Kenneth E. Roberts
                                        Assistant Secretary

EXHIBIT 99.1



LITHIA MOTORS, INC., FILES REGISTRATION STATEMENT FOR RESALE OF 2.875% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2014

MEDFORD, OREGON, July 26, 2004 (5:00 PDT) - Lithia Motors, Inc. (NYSE: LAD) today announced that it has filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") relating to the resale of $85,000,000 in aggregate principal amount of its 2.875% Convertible Senior Subordinated Notes due 2014 (the "Notes") and the shares of its Class A Common Stock issuable upon conversion of the Notes. The Notes were originally issued in a private placement in May 2004.

When it is declared effective by the SEC, the registration statement will be available for use by the holders named therein to resell the Notes and the shares of Lithia Class A Common Stock issuable upon conversion of the Notes.

Lithia will not receive any proceeds from the sale by any selling shareholder of the Notes or the shares of Lithia Class A Common Stock issuable upon conversion of the Notes. When available, a copy of the prospectus (as supplemented) may be obtained from:

> Jeffrey B. DeBoer
> Senior Vice President and Chief Financial Officer
> Lithia Motors, Inc.
> 360 E Jackson
> Medford, OR 97501

The Registration Statement relating to these securities has been filed with the SEC but has not yet become effective. The securities may not be sold nor offers to buy be accepted prior to the time the registration statement becomes effective. There shall not be any offer, solicitation of offers to buy, or sale of the securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Additional Information

For additional information on Lithia Motors, contact Jeff DeBoer, Senior VP and Chief Financial Officer, (541) 776-6868 (e-mail: invest@lithia.com) or Dan Retzlaff, Director, Investor Relations, (541) 776-6819.